UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated June 2, 2022 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, June 2, 2022 Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Reserve Withdrawal and Dividend Distribution

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that today the Board of Directors of Telecom Argentina, in exercise of the authority delegated by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, resolved:

- To partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company's current level of solvency” in the amount of ARS 31,633,589,053 and to distribute dividends in kind as follows: (i) Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2030 (the “2030 Global Bonds”), for a nominal value of US$ 411,145,986, and (ii) Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2035 (the “2035 Global Bonds”) for a nominal value of US$ 103,854,014, at a ratio of US$ 0.190903225 2030 Global Bonds and US$ 0.048221476 2035 Global Bonds per share of the Company.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 2, 2022	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations